Loan Agreement Curry Gold Corporation

February 16, 2010

I Soenke Timm, President of Curry Gold Corporation, am prepared and agree to loan the company  $20,000 together with interest accrued at the rate of ten percent (10%) per year on any unpaid balance if the Company is not able to raise funding required to contiue its business operations over the next nine months.

/s/ Soenke Timm